BALDWIN
Baldwin Piano & Organ Company
422 Wards Corner Road
Loveland, Ohio 45140-8390
(513) 576-4500


       BALDWIN PIANO & ORGAN ACTS TO REDUCE EXPENSES


LOVELAND, OHIO, NOVEMBER 12, 1996 -- Baldwin Piano & Organ Company (NASDAQ: BPAO) announced today that it is taking significant steps to improve its competitiveness by reducing overhead expenses to improve earnings.

The first step includes the elimination of about 15 percent of its salaried workforce. This reduction in workforce represents approximately 50 salaried positions at four locations: the headquarters in Loveland, Ohio; and the manufacturing plants in Greenwood, Mississippi; Trumann, Arkansas; and Fayetteville, Arkansas. Today the company notified those employees who will be affected.

"Due to the loss of contract manufacturing for two piano companies earlier in the year, we must get our overhead costs in line with revenues," stated Karen L. Hendricks, CEO and President. A key portion of this lost business was a result of Kimball International's decision to exit the piano business. Ms. Hendricks continued, "It is essential we streamline our organization and focus our energy on our core businesses and not on the non-strategic contract music and furniture business."

On October 24, 1996, Baldwin reported net sales of $79.8 million for the nine months which ended September 30, 1996, a decline of 8.2 percent from net sales of $87.0 million in the same period of 1995. Net earnings for the nine months of 1996 decreased to $1.6 million, or $0.48 per share, from $2.3 million, or $0.68 per share in the same period of 1995.

Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products for more than 130 years and has been providing consumer financing for its instruments for nearly a century. The market leader in acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

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CONTACT:  Karen L. Hendricks, (513) 576-4693